BP 11/9



SECURI[illegible] N

07008474

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SEC FILE NUMBER	
8 -	53606

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED SEP 28 2007 PROCESSING SECTION WASH DC 85

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2006 (MM/DD/YY) AND ENDING 6/30/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pali Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 Fifth Avenue
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Doherty 212-259-2067
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name – *if individual, state last, first, middle name*)

1212 Avenue of the Americas (Address) NY (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
NOV 13 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, David Wasitowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pali Capital, Inc., as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PALI CAPITAL, INC.

REPORT ON FINANCIAL STATEMENTS
(WITH SUPPLEMENTARY INFORMATION)

YEAR ENDED JUNE 30, 2007

PALI CAPITAL, INC.

INDEX



Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
Pali Capital, Inc.

We have audited the accompanying statement of financial condition of Pali Capital, Inc. (a wholly-owned subsidiary of Pali Holdings, Inc.) as of June 30, 2007, and the related statements of operations, changes in stockholder's equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pali Capital, Inc. as of June 30, 2007, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3, the Company changed its method of accounting for commission income and related clearing expenses. In addition, the Company recorded a prior period adjustment in connection with its restricted stock plan.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

New York, New York
September 27, 2007

PALI CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2007

ASSETS	
Cash and Cash Equivalents	$13,309,489
Receivable from Broker-Dealers and Clearing Organizations	21,912,229
Securities Owned:	
Marketable, At Market Value	5,975,607
Non-Marketable	50,000
Other Receivables	975,134
Equipment and Improvements, net	1,496,776
Due From Related Parties	345,744
Other Assets	3,946,150
TOTAL	$48,011,129
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Securities Sold, Not Yet Purchased, at Market Value	$ 4,489,078
Accounts Payable and Accrued Expenses	23,035,278
Due to Related Parties	601,508
TOTAL	28,125,864
Subordinated Borrowings	2,000,000
TOTAL LIABILITIES	30,125,864
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY	
Common stock, $500 par value – 200 shares authorized; 60 shares issued and outstanding,	30,000
Additional Paid-in Capital	17,041,541
Retained Earnings	813,724
TOTAL STOCKHOLDER'S EQUITY	17,885,265
TOTAL	$48,011,129

See Notes to Financial Statements.

PALI CAPITAL, INC.
STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2007

REVENUES	
Commissions	$ 81,028,826
Interest and Dividends	750,762
Trading Income	1,107,191
Corporate Finance Fees	18,357,397
Other Revenues	21,637,533
Total	122,881,709
EXPENSES	
Commissions and Clearance Charges	69,746,886
Depreciation and Amortization	377,420
Bad Debts	399,313
Sales Tax	16,373
Employee Compensation and Benefits	14,648,577
Management and Advisory Fees	1,020,000
Occupancy	2,578,072
Office and Other Expenses	1,336,777
Corporate Finance Fee Expense	13,519,640
Professional Fees	4,013,721
Communication and Data Processing	5,519,618
Contributions	407,820
Business Development	7,350,850
Interest	420,233
Total	121,355,300
Income Before Provision For Income Taxes	1,526,409
Provision For Income Taxes	1,433,895
NET INCOME	$ 92,514

See Notes to Financial Statements.

PALI CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED JUNE 30, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - Beginning of Year, as Previously Reported	$30,000	$ 2,293,924	$1,065,639	$ 3,389,563
Prior Period Adjustment - Restatement Related to Recording of Restricted Stock Plan, Net of Tax		120,521	(66,287)	54,234
Retrospective Application of a Change in Accounting Principle, Net of Tax			138,768	138,768
Balance - Beginning of Year, as Restated	30,000	2,414,445	1,138,120	3,582,565
Capital Contributions		13,880,627		13,880,627
Dividend			(416,910)	(416,910)
Stock-Based Compensation		746,469		746,469
Net Income			92,514	92,514
Balance – End of Year	$30,000	$17,041,541	$ 813,724	$17,885,265

See Notes to Financial Statements.

PALI CAPITAL, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED JUNE 30, 2007

Subordinated Borrowings at July 1, 2006	$ 2,000,000
Increases:	
Borrowings from South West Securities	6,000,000
Borrowings from Bear Stearns	16,000,000
	22,000,000
Decreases:	
Repayment to South West Securities	(6,000,000)
Repayment to Bear Stearns	(16,000,000)
	(22,000,000)
Subordinated Borrowings at June 30, 2007	$ 2,000,000

See Notes to Financial Statements.

PALI CAPITAL, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2007

Operating Activities:	
Net Income	$ 92,514
Adjustments to Reconcile Net Income to Net Cash Used In Operating Activities:	
Depreciation and Amortization	377,420
Bad Debts	399,313
Realized and Unrealized Gains, Net	(1,107,191)
Deferred Income Taxes	(949,288)
Stock-Based Compensation	746,469
Changes in Operating Assets and Liabilities:	
Receivable From Broker-Dealers	(14,762,622)
Purchase and Sale of Securities Owned, Net	3,419,679
Other Receivables	(765,866)
Other Assets	(1,292,348)
Accounts Payable and Accrued Expenses	10,134,661
Change In Due To/From Related Parties	(713,381)
Net Cash Used In Operating Activities	(4,420,640)
Investing Activities:	
Proceeds from Sale/Lease-Back	439,407
Purchases of Equipment	(370,974)
Net Cash Provided By Investing Activities	68,433
Financing Activities:	
Contributions from Parent	13,880,627
Dividend To Parent	(416,910)
Payment of Loans Payable - Related Parties	(2,200,000)
Net Cash Provided By Financing Activities	11,263,717
Net Increase In Cash And Cash Equivalents	6,911,510
Cash And Cash Equivalents at Beginning of Year	6,397,979
Cash And Cash Equivalents at End of Year	$13,309,489
SUPPLEMENTAL DISCLOSURE OF CASH FLOW DATA:	
Interest Paid	$ 364,470
Income Taxes Paid	$ 894,108
SUPPLEMENTAL NONCASH TRANSACTIONS	
Transfer of Investment in Investee to Parent	$ 98,174

See Notes to Financial Statements.

PALI CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF ORGANIZATION:

Pali Capital, Inc. ("Pali" or the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of various exchanges and the National Association of Securities Dealers, Inc. ("NASD"). The Company is also a market maker in certain securities and engages in syndicate underwriting and investment banking services. In March, 2007, due to a corporate restructuring of its former parent and affiliates, the Company, a Delaware corporation, became a wholly-owned subsidiary of Pali Holdings, Inc. (the "Parent").

The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

Effective July 1, 2006, the Company transferred an investment in an investee with a carrying value of $98,174 to its Parent. Such effects on the Company's 2007 financial statements are immaterial.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Security Transactions:
Securities transactions and related commission revenue and expenses are recorded on a trade date basis. Investment revenue is recorded on an accrual basis. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. Unrealized gains and losses are included in results of operations. Realized gains and losses on sales of securities are determined on a first-in, first-out basis.

Cash Equivalents:
The Company defines cash equivalents as all short-term, highly liquid investments with original maturity dates less than 90 days.

Commissions:
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Corporate Finance Fees:
Corporate finance fees are derived from investment banking activities, which include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Corporate finance fees also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Such fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Included in corporate finance fees are revenues earned in the form of warrants to purchase common stock, valued at $1,678,256 on the date granted. Such warrants were immediately awarded to employees, related entities and executive members of the firm and included in employee compensation and benefits in the accompanying statement of operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Referral Fees:
Referral fees are recorded on an accrual basis and recognized as earned.

Foreign Currency Transactions:
Gains or losses resulting from foreign currency transactions are included in net income. Such transactions were not material for the year ended June 30, 2007.

Use of Estimates:
To prepare financial statements in accordance with accounting principles generally accepted in the United States of America, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Equipment and Improvements:
Equipment and leasehold improvements are stated at cost. Equipment is depreciated on both straight-line and accelerated methods using estimated lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes:
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes", which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on exacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Concentrations of Credit Risk:
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and receivables from brokers and dealers and clearing organizations. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed Federally insured limits. Exposure to credit risk is reduced by maintaining banking and brokerage relationships with high credit quality financial institutions and monitoring their credit ratings.

The Company closely monitors the extension of credit to its customers while maintaining allowances for potential credit losses, if required. On a periodic basis the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, if required, based on a history of write-offs and collections and current credit conditions. At June 30, 2007, allowance for doubtful accounts was $227,223.

PALI CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-Based Compensation:

Effective July 1, 2006, the Company adopted SFAS No. 123R, "Share-Based Payment," ("SFAS 123R") using the prospective method. SFAS No. 123R requires all share-based awards granted to employees to be recognized as compensation expense over the service period (generally the vesting period) in the financial statements based on their fair values. Prior to the adoption of SFAS 123R, share-based compensation expense was recognized using the intrinsic method (based on the Company's best estimate of the market value of the stock at the measurement date, less any cash or other assets the employee is required to pay) in accordance with Accounting Principles Board Opinion No. 25 ("APB No. 25).

Under SFAS No. 123R the total amount of compensation cost recognized for an award of stock based employee compensation is based on the number of instruments that eventually vest. SFAS No. 123R requires an estimate of future forfeitures, as no compensation cost is recognized for awards that employees forfeit either because they fail to satisfy a service requirement for vesting. The Company's policy is to make an estimate, on an annual basis, of the eventual number of share-based awards expected to vest and accrue expense based on the estimate. SFAS 123R also requires the realization of tax benefits in excess of amounts recognized for financial reporting purposes to be recognized as a financing activity rather than an operating activity in the statement of cash flows.

Certain share-based awards have graded vesting periods. The fair value of the awards is determined using a single expected life for the entire award. The Company recognizes the related compensation cost of such awards on a straight-line basis provided that the amount amortized at any given date may be no less than the portion of the award vested as of such date.

NOTE 3 – RETROSPECTIVE APPLICATION OF A CHANGE IN ACCOUNTING PRINCIPLE AND PRIOR PERIOD ADJUSTMENT:

The Company changed its method of accounting for recording commission income and related clearing expenses. The Company had been recording commission income on a settlement date basis since the effect of using trade date reporting was not material. During the year ended June 30, 2007, the Company began recording commissions and related clearing expenses on the trade date as a more preferred method. This change has been recorded as a change in accounting principle and, as such, was reflected as of the beginning of the year as a retrospective application of a change in accounting principle.

NOTE 3 – RETROSPECTIVE APPLICATION OF A CHANGE IN ACCOUNTING PRINCIPLE AND PRIOR PERIOD ADJUSTMENT (continued):

The following financial statement line items as of and for the year ended June 30, 2007 were affected by the change in accounting principle.

	As Computed Under Settlement Date	As Reported Under Trade Date	Effect of Change
Statement of Operations			
Revenue:			
Commission Revenue	$80,949,747	$81,028,826	$ 79,079
Expenses:			
Commissions and Clearance Changes	69,688,833	69,746,886	58,053
Provision for Income Taxes	1,424,433	1,433,895	9,462
Net Income	80,950	92,514	11,564
Statement of Financial Condition			
Assets:			
Receivable from Broker-Dealers and Clearing Organizations	$21,340,689	$21,912,229	$571,540
Liabilities:			
Accounts Payable and Accrued Expenses	22,727,607	23,035,278	307,671
Retained Earnings	663,392	813,724	150,332
Statement of Cash Flows			
Net Income	$ 80,950	$92,514	$ 11,564
Changes in Operating Assets and Liabilities:			
Receivable from Broker-Dealers	(14,683,543)	(14,762,622)	(79,079)
Accounts Payable and Accrued Expenses	10,067,146	10,134,661	67,515

As a result of the changes, retained earnings increased $138,768, accounts payable and accrued expenses increased $353,694 and receivable from broker-dealers and clearing organizations increased $492,462 as of July 1, 2006 from amounts previously reported.

NOTE 3 – RETROSPECTIVE APPLICATION OF A CHANGE IN ACCOUNTING PRINCIPLE AND PRIOR PERIOD ADJUSTMENT (concluded):

In March 2006, EuropeAmerican Investment Holdings, N.V. ("Euram"), the Company's parent at the time, adopted a restricted stock unit plan (the "Euram Plan") pursuant to which restricted stock units were granted on April 6, 2006 to certain employees of the Company for common shares in Euram. During fiscal 2007, management became aware that the compensation relative to these unit issuances had not been recorded as compensation in its financial statements for the year ended June 30, 2006. Accordingly, a prior period adjustment to decrease retained earnings by $66,287 was recorded as of July 1, 2006. A corresponding adjustment of $120,521 was recorded to increase additional paid-in capital and $54,234 was recorded to increase accounts payable and accrued expenses. The effect of the restatement on net income for the year ended June 30, 2006 was $66,287.

NOTE 4 – RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS:

Amounts receivable from broker-dealers and clearing organizations at June 30, 2007 consist of the following:

Receivable from Clearing Organizations	$12,092,226
Corporate Finance Receivable	4,621,719
Commissions Receivable	5,425,507
Allowance for Doubtful Accounts	(227,223)
Total	$21,912,229

NOTE 5 – SECURITIES OWNED AND SOLD, NOT YET PURCHASED:

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market value, as follows:

	Owned	Sold, Not Yet Purchased
Corporate Stocks	$4,374,378	$4,489,078
Bonds	1,601,229	
Totals	$5,975,607	$4,489,078

Securities not readily marketable include equity investment securities for which there is no market on a securities exchange or no independent publicly quoted market.

NOTE 6 – EQUIPMENT AND IMPROVEMENTS:

Equipment and improvements are stated at cost. At June 30, 2007, equipment and improvements consist of the following:

	Life	Amount
Furniture and Fixtures	5-7 yrs.	$ 719,447
Computer Equipment	5 yrs.	602,612
Leasehold Improvements	5-10 yrs.	1,763,809
Office Equipment	5-7 yrs.	443,208
		3,529,076
Less Accumulated Depreciation and Amortization		2,032,300
Totals		$1,496,776

Depreciation and amortization expense was $377,420 for the year ended June 30, 2007.

NOTE 7 – OTHER ASSETS:

At June 30, 2007, other assets consist of the following:

Security Deposits	$1,060,705
Deferred Tax Assets	1,510,072
Certificate of Deposit	1,000,000
Other	375,373
Total	$3,946,150

NOTE 8 – RELATED PARTY TRANSACTIONS:

Due from related parties consists of expenses paid on behalf of, and/or allocated expenses to, several related companies.

Due to related parties consists of noninterest bearing advances from an officer with no specified due date.

Included in business development expense is $372,477 under dry lease agreements paid to Pavia Place, LLC and Pavia II, LLC, of which a member of each is an officer of the Company. These agreements require the Company to pay aircraft rental to Pavia Place, LLC and Pavia II, LLC, including a prorated share of a monthly management fee. The balance due the Company on these leases at June 30, 2007 is $111,514 which is included in due from related parties on the accompanying statement of financial condition.

Included in commissions and clearance charges is commission expense in the amount of $2,085,797 incurred to Clifden Equities, LLC and HAI 2, Ltd., companies owned by a stockholder of the Company's Parent.

NOTE 8 – RELATED PARTY TRANSACTIONS (concluded):

During the year ended June 30, 2007, the Company incurred $895,000 for information technology and administrative services provided by Euram Corporate Services, a commonly owned company. Also, during the year ended June 30, 2007, the Company incurred referral fees to Euram Advisors, a commonly owned company, of $125,000.

During the year ended June 30, 2007, Pali earned $20,990 in referral fees from a company in which the Chief Executive Officer is a minority stockholder.

During the year ended June 30, 2007, the Company has repaid the loans payable, which bore interest at 4.5%, to both Euram BV and the Chief Executive Officer. The interest expense paid on those loans during the current year was $16,934 and $34,073, respectively.

During the year ended June 30, 2007, the Company incurred commissions in the amount of $257,648 to Reifler Capital Advisors, LLC, a company owned by the Chief Executive Officer.

The Company entered into a Factoring Agreement with the Chief Executive Officer on September 30, 2006. The agreement allows for the factoring of certain accounts receivable relating to the Equity Derivatives Operations. As of June 30, 2007, the net payable to the Chief Executive Officer was $148,210 and the factoring premium during the year was $88,305.

During the year ended June 30, 2007, the Company received referral fees of $400,000 from Pali Futures, LLC, and a commonly owned company.

During the year ended June 30, 2007, certain executive officers received compensation, in the form of warrants, relating to investment banking deals. These warrants had a gross value of $44,924. In addition, a related entity, Pali Performance, LLC received warrants relating to an investment banking deal with a gross value of $348,111.

NOTE 9 - COMMITMENTS AND CONTINGENCIES:

Leases Commitments

The Company financed a portion of its acquisition of furniture and equipment through sale-leaseback transactions with an unrelated party. The fixed assets were sold at their net book value and the resulting leases qualify and are accounted for as operating leases. The Company does not have any retained or contingent interests in the sold assets nor does the Company provide any guarantees.

The Company leases office space under non-cancelable operating leases in New York City. The Company is reimbursed on a month-to-month basis for office space shared with various soft dollar commission clients. In addition, the Company leases furniture, computer equipment and transportation equipment under various non-cancelable operating leases expiring through 2013 from both related and unrelated parties.

Rent expense, which is net of reimbursement from customers of $777,950, is included in occupancy expense. Rent expense, net of $85,783 charged to related entities, was $2,340,970 for the year ended June 30, 2007.

The Company is obligated, pursuant to various lease agreements, to pay minimum future annual rentals for the years subsequent to June 30, 2007, as indicated below. In addition, there are escalation clauses for adjusting rent to reflect increased costs for certain leases.

PALI CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 9 - COMMITMENTS AND CONTINGENCIES (continued)

Lease Commitments (concluded):

Year Ending June 30,	Real Property	Personal Property	Total
2008	$2,832,719	$1,337,677	$ 4,170,396
2009	2,799,919	951,736	3,751,655
2010	2,782,669	232,721	3,015,390
2011	2,773,319		2,773,319
2012	2,492,308		2,492,308
Thereafter	306,521		306,521
Totals	$13,987,455	$2,522,134	$16,509,589

The Company has provided the landlord of its New York City location with an irrevocable stand by letter of credit in the amount of $1,000,000 as collateral for the lease. The letter of credit is secured by a certificate of deposit in the same amount, which is included in other assets.

Other Matters

The Internal Revenue Service has proposed certain penalties against the Company totaling $4,446,897, pursuant to Section 6707 of the Internal Revenue Code of 1986, in connection with certain transactions the Company participated in during 2000 through 2002. This potential penalty liability has not yet been formally assessed against the Company, however, and the Company is pursuing its legal remedies to contest the penalties, maintaining on the basis of several substantial legal arguments that it is properly not subject to them. It is by no means certain that the Company will ultimately face any penalty at all, and it is likely that the issue can be settled at a lower amount than the maximum potential penalty. The Company has not provided for any liability related to this matter since as of June 30, 2007, an estimate of the ultimate loss or range of loss amount cannot be currently determined.

The Company is involved in various lawsuits as a defendant which arose in the ordinary course of business. Although the ultimate outcome of these matters is not presently determinable, in the opinion of management, the effects, if any, will not materially affect the Company's financial condition or results of operations.

NOTE 9 - COMMITMENTS AND CONTINGENCIES (continued)

Regulatory Examination

The Company has been examined by the NASD, who has had communications with management related to the Company's soft dollar program. The NASD has informed the Company that the Company must maintain a minimum net capital balance of $250,000 and that the soft dollar liabilities considered to be "customer payables" (that is, amounts for non 28(e) expenses) must be segregated and paid out of a special cash account for the exclusive benefit of those customers pursuant to SEC rule 15c3-3. Although management disagrees with this interpretation, the Company has agreed to comply with the NASD's requests. As such, the Company is reporting a minimum net capital requirement of $250,000 and has set up a special account to segregate the customer funds. As of June 30, 2007, the total soft dollar liability of $1,862,584, which is included in accounts payable and accrued expenses, includes "customer payables." At June 30, 2007, the Company has estimated, based upon historical percentages, that such "customer payables" amount to approximately $457,000. At June 30, 2007, the Company had cash and cash equivalents of $13,309,489, which includes the balance in the special cash account, which was $8,004,579. The determination of monthly soft dollar credits occurs upon the receipt of monthly trade information, which is received in the subsequent month.

Financial Instruments with Off Balance Sheet Risk

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts guaranteed by the Company at June 30, 2007 were not material.

Securities sold but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the amount recognized in the statement of financial condition.

Additionally, the Company is exposed to off-balance-sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customers activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions, when necessary.

NOTE 9 - COMMITMENTS AND CONTINGENCIES (concluded)

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 10 – SUBORDINATED BORROWINGS

The borrowing of $1,000,000 is subject to a subordination agreement at June 30, 2007 and is payable to the Chief Executive Officer. Such borrowing bears interest at 10% and is due on August 31, 2007. Interest expense incurred on this loan for the year ended June 30, 2007 amounted to $100,000.

The Company has an unsecured line of credit with a financial institution not to exceed $1,000,000 which has been approved by the NASD as subordinated borrowings. Amounts outstanding under the line ($1,000,000 at June 30, 2007) bear interest at prime plus .5% and are due on July 31, 2007.

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they will not be repaid.

NOTE 11 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

At June 30, 2007, accounts payable and accrued expenses consist of the following:

Accrued income taxes	$ 1,717,979
Accrued floor brokerage	1,054,198
Soft dollar credits	1,862,584
Commissions payable	14,364,282
Accounts payable and accrued expenses	4,036,235
Total	$23,035,278

NOTE 12 – EMPLOYEE BENEFIT PLANS

All full time employees who meet certain age and length of service requirements are eligible to participate in the Company's 401(k) plan. The plan provides for discretionary contributions by the Company in such amounts as the Board of Directors may annually determine. The Company made a contribution to the Plan during the year ended June 30, 2007 of $8,506.

PALI CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 13 – OTHER REVENUES:

Other revenues consist of the following:

Referral Fees	$21,186,366
Other Income	451,167
Total	$21,637,533

NOTE 14 – INCOME TAXES:

The provision (credit) for income taxes consists of the following:

	Current	Deferred	Total
Federal	$1,502,970	$(593,042)	$ 909,928
State and Local	880,213	(356,246)	523,967
Totals	$2,383,183	$(949,288)	$1,433,895

The disproportionate provision for income taxes results from certain expenses which are not deductible and the inclusion of an underaccrual from prior years.

At June 30, 2007, deferred tax assets, which are included in other assets, attributable to the Company's temporary differences were as follows:

Contribution Carryforwards	$ 192,291
Accrued Compensation	541,350
Deferred Compensation	441,895
Unrealized Loss on Marketable Securities	148,725
Deferred Rent	83,561
Reserve for Doubtful Accounts	102,250
Total	$1,510,072

PALI CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 15 – SHARE BASED COMPENSATION:

2007 Restricted Stock Unit Plan and the Deferred Equity Stock Purchase Plan II For 2007

During the year ended June 30, 2007, the Parent adopted the 2007 Restricted Stock Unit Plan ("RSU Plan") (which was a successor plan to the Euram Plan) and the Deferred Equity Stock Purchase Plan II For 2007 ("DC Plan II") where restricted stock units ("RSUs") were granted to certain employees for common shares in the Parent. RSUs are grants that entitle the holder to shares of common stock as certain vesting and holdback periods have been met. On April 6, 2006, September 26, 2006, March 20, 2007 and June 1, 2007, the Parent granted a total of 304,558 share-based award units to its employees under these plans, comprised of (i) 204,100 Base RSU units, (ii) 97,600 Performance RSU units, and (iii) 2,858 units via the DC Plan II. The fair values of these awards were based upon private placement transactions of the Parent recent to the respective grant dates, or based on internal estimates derived from earnings-based multiples as determined by the Company's management in the absence of recent share transactions. The awards vest three years from the date of grant, with the RSU Plan awards subject to a ten-year Holdback Period, provided the individual remains in the employment or service of the Company as of the vesting date. Additionally, these awards could vest earlier in the event of a change in control, merger or other acquisition, or upon termination for disability or death. The shares of common stock under the RSU Plan will be issued upon the expiration of the share Holdback Period, or upon the effective date of a Liquidity Event, as defined in the RSU Plan. The shares of common stock under the DC Plan II will be issued at vesting or upon the effective date of a Liquidity Event, as defined in the DC Plan II.

For units issued to Company employees, The following table summarizes restricted stock units and DC Plan II units granted, vested and forfeited for the year ended June 30, 2007:

	Number of Units	**Weighted Average Grant-Date Fair Value**	
Nonvested balance at July 1, 2006, as previously reported	-	-	
Prior period adjustment	193,100		
Nonvested balance at July 1, 2006, as restated	193,100	$16.26	
Units granted	111,458	$33.15	
Units vested	-		-
Units forfeited	-		-
Nonvested balance at June 30, 2007	304,558	$22.44	-

NOTE 15 – SHARE BASED COMPENSATION (concluded):

2007 Restricted Stock Unit Plan and the Deferred Equity Stock Purchase Plan II For 2007 (concluded):

Employee compensation and benefits expenses for the year ended June 30, 2007 include approximately $746,000 recognized as share-based compensation expense for these awards. As of June 30, 2007, there was approximately $3,000,000 of unrecognized compensation cost related to these RSU awards, which is expected to be recognized over a weighted-average period of 2.4 years.

Share-based compensation expense for Base RSUs granted on April 6, 2006 was not recognized as of June 30, 2006. Accordingly, a prior period adjustment of approximately $66,000, which is net of income tax benefit of $55,000, was recorded to July 1, 2006 retained earnings.

Deferred Equity Stock Purchase Plan I

During the year ended June 30, 2007, the Parent adopted the Pali Holdings, Inc. Deferred Equity Stock Purchase Plan I for 2007 ("DC Plan I") to provide selected key employees, directors and advisors of the Parent and its subsidiaries with the opportunity to own shares of the Parent's common stock by purchasing shares on a deferred basis. The provisions of DC Plan I permit an eligible participant to defer a designated percentage of his or her compensation to a Deferred Stock Account, which represents the right to receive in the future, shares of common stock of the Parent or cash equal to the value of any deferred shares credited to the Deferred Stock Account, as provided for in the DC Plan I agreement. An eligible participant is fully vested in their Deferred Stock Account balance at all times.

For the year ended June 30, 2007, certain employees of the Company participated in DC Plan I and approximately 2,857 deferred shares were credited to their respective Deferred Stock Accounts.

Cash Bonus Plan

During the year ended June 30, 2005, EuropeAmerican Investment Holdings, N.V. ("Euram"), the former parent of the Company, adopted the 2005 Shared Appreciation Bonus Plan (the "Cash Bonus Plan"). The Cash Bonus Plan is a long-term incentive program intended to retain key executives, to attract new key employees, and motivate them to help the Company achieve its financial goals. Under the Cash Bonus Plan, designated key employees would receive cash bonuses (the "Bonus Pool") calculated based on Aggregate Eligible Consideration, and contingent upon the occurrence of a Liquidity Event as provided for and as defined in the Cash Bonus Plan agreement. Upon completion of the reorganization in March, 2007, the Company assumed Euram's obligations to pay cash bonuses under the Cash Bonus Plan consistent with the terms and obligation of that plan. During the year ended June 30, 2007, no compensation expense was recorded as the conditional Liquidity Event has not occurred, and is not expected to occur within the foreseeable future.

NOTE 16 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2007, the Company had net capital of $10,694,412 which was $9,118,626 in excess of its minimum required net capital of $1,575,786. The Company's net capital ratio was 2.21 to 1.

SCHEDULE I

PALI CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2007

NET CAPITAL		
Total Stockholder's Equity		$17,885,265
Add:		
Subordinated Borrowings allowable in the computation of net capital		2,000,000
Deductions:		
A. Non-Allowable Assets (Including those that Collateralize Secured Loans)		
Deferred Tax Assets	$1,510,072	
Other Receivables and Petty Cash	3,239,320	
Security Deposits	1,060,705	
Non-Allowable Investments	50,000	
Other Assets	2,875,825	
Total Non-Allowable Assets		(8,735,922)
Net Capital Before Haircuts On Securities Positions (Tentative Net Capital)		11,149,343
Haircut On Securities		
Stocks	$ 303,555	
Other	151,376	(454,931)
Net Capital		$10,694,412
AGGREGATE INDEBTEDNESS		
Items Included In Statement Of Financial Condition		
Accounts Payable and Accrued Expenses	$23,035,278	
Due to Related Parties	601,508	
TOTAL		$23,636,786
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum Net Capital Required		$ 1,575,786
Excess Net Capital		$ 9,118,626
Excess Net Capital at 1,000%		$ 8,330,733
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		2.21 to 1

PALI CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2007

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17a-5 AS OF JUNE 30, 2007)

Net Capital, As Reported In Company's Part IIA (Unaudited) Focus Report	$10,150,996
Audit Adjustments – Decrease in Security Deposits	500,000
Increase in Deferred Tax Asset	(485,686)
Decrease in Haircut	275,008
Increase in accrued expenses	(425,847)
Increase in Commissions Receivable	571,540
Net effect of Prior Period Adjustment and Change in Accounting Principle	72,481
Other Miscellaneous Adjustments	35,920
NET CAPITAL PER ABOVE	$10,694,412
AGGREGATE INDEBTEDNESS AS REPORTED IN THE COMPANY'S PART IIA (UNAUDITED) FOCUS REPORT	$22,557,642
Audit Adjustments - Accrued Expenses	690,951
Due to Related Parties	388,193
AGGREGATE INDEBTEDNESS PER ABOVE	$23,636,786

See Report of Independent Public Accountants.



J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

Report of Independent Public Accountants on Internal Control

To the Board of Directors
Pali Capital, Inc.

In planning and performing our audit of the financial statements of Pali Capital, Inc. (the "Company"), a wholly-owned subsidiary of Pali Holdings, AG, as of and for the year ended June 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purposes of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a – 13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a – 5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Pali Capital, Inc. as of and for the year ended June 30, 2007, and this report does not affect our report thereon dated September 27, 2007.

In April 2006, EuropeAmerican Investment Holdings, N.V., the Company's parent at the time, adopted a restricted stock unit plan pursuant to which restricted stock units were granted on April 6, 2006 to certain employees of the Company for common shares in the Parent. In addition, units were also issued to certain employees of the Company on September 26, 2006, March 20, 2007 and June 1, 2007 pursuant to this plan and its successor plan. The Company did not record the compensation expense relative to these unit issuances in its annual financial statements for the year ended June 30, 2006 or in its unaudited financial statements issued through June 30, 2007. Subsequent to June 30, 2007, the Company recorded, in its annual financial statements for the year ended June 30, 2007, a prior period adjustment related to issuance of units in fiscal 2006 and the expense relating to the issuance of units in fiscal 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the deficiency in internal control noted in the aforementioned paragraph, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a–5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

New York, New York
September 27, 2007

END